

ROBOVET

MR Imaging and MRI-Guided Robotic Surgical Systems for Veterinary Patients

Revolutionizing the veterinary treatment of animals

Challenges

COST AND COMPLEXITY OF EXISTING PRACTICES

- Standard surgical procedures and MRI are expensive for veterinary clients.
- MRI systems and facilities have cost and space needs that are prohibitive for most veterinary practices.
- Radiation treatment for cancer requires referral, is limited in availability, and has side effects.

- Traditional MRI systems are slow and require general anesthesia for veterinary patients.
- Current MRI system do not adequately accommodate large patients like horses.
- X-ray systems increase employee safety considerations and require governmental oversight.



Solution

INNOVATIVE MULTI-FUNCTIONAL NEW MRI TECHNOLOGY



Cost and Time Efficient

The Robovet system costs a fraction of current MRI systems. Proprietary technology allows for faster imaging speed, reducing anesthesia requirements.

Economical Size

A small footprint (34" x 47" x 44") and lightweight (50kg) provide flexibility for installation in almost any hospital or clinic and excellent portability for mobile imaging practices.

Safe for Animals and People

Low-field MRI provides safety for patients and personnel without hazard of ionizing radiation.

All Animals Welcome

The open system configuration easily accommodates dogs, cats and exotic animal patients, and allows greater freedom imaging large animals like horses.

Imaging

STREAMLINED IMAGING EFFICIENCY

- Proprietary system configuration renders high gradients, which provide excellent spatial resolution.

- No cryogens or special power supplies required.

- Rapid start-up without a long warm-up period like traditional MRI systems.

- Fast imaging speed, thereby reducing patient anesthetic requirements.

Fast MRI will collect images **during** surgical procedures



What else is new?

IMAGE-GUIDED TREATMENT AND ROBOTIC SURGERY

- Equipped for stem cell delivery and manipulation.

- Magnetically control small tools (e.g., needles) capable of tissue penetration during microsurgery.

- Improves integrity of surgical anastomoses.

- Images will be displayed to surgeons in real-time to ensure surgical accuracy.



Pushing the boundaries of traditional MRI

Image-guided Treatment Capability

REVOLUTIONARY TECHNOLOGY FOR THE VETERINARY MARKET

● The future for the treatment of disease in veterinary patients.

Microsurgical Tool Manipulation	Stem Cell Delivery and Manipulation	Treatment of Infectious Disease/Fibrosis

  

How we got here

HARD WORK DOES PAY OFF

- Our team of doctors and scientists LOVE animals and want to change their world.

- Proprietary technology with strong intellectual property

- Ten patents issued in the USA and China.

- 100 patents pending.



Advancing the veterinary treatment of animals

Business Model

$150,000

Robovet MRI System

Base MR imaging unit

$10,000

Additional Tools

Cost of goods and accessories
(e.g. surface coils)

$500

Image-guided Treatment Kit

Recurrent revenues from
custom microsurgical tools
per procedure

$5,000

Annual Subscription Fee

Annual software upgrades
and maintenance fees

Veterinary Market





42,000+
Veterinary Establishments in the US, 2020

20,600+
Estimated US Sites

$3.1 Billion
Estimated Addressable US Market, 2020

500+
Academic institutions in the US and China

Market Impact



Less than one-fourth the cost of conventional MRI systems

- Robovet Corporation offers advanced imaging technology at a price point that will significantly impact the veterinary market.
- Following the establishment of our imaging units in the veterinary market, our robotic/image-guided treatment kits will provide revolutionary alternatives to conventional surgery that have never before been available to veterinary patients.

Our core team



MC Seward, DVM, MS, MBA

President/CEO

Board-certified veterinary radiologist, research background in image-guided therapy, entrepreneur.



Elaine Wang, MS, PhD

Chair

Doctor of biophysics and a MS in Finance. Arranged financing for many medical product companies.



Irving Weinberg, MD, PhD

Founder

Radiologist, physicist, serial entrepreneur. Built medical imaging devices used by a million people.



David Beylin, MS, MBA

VP Business Development

Developer of equine PET scanner and multiple medical devices.

Invest in the Future!

$1.07M USD

Meeting this funding goal will enable the completion of a market ready product. Join us on our mission to bring cutting edge veterinary care to animals!





ROBOVET

Contact

team@robovet.com

www.robovet.com